

January 17, 2013

Via E-mail
Mr. Geoffrey G. Jervis
Chief Financial Officer
Capital Trust Inc.
410 Park Avenue, 14th Floor
New York, NY 10022

> **Re:** **Capital Trust Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 14, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 14, 2012**
> **File No. 001-14788**

Dear Mr. Jervis:

We have read your supplemental response letter dated January 10, 2013, and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Period Ended September 30, 2012

Note 1. Organization, page 7

1.   We note the statement in your response to comment 4 from our letter dated December 28, 2012 that loan modifications or asset sales within CT Legacy Asset are subject to the approval of JP Morgan. Please tell us the terms of JP Morgan's approval rights, and clarify for us whether decisions about these activities *require* the consent of JP Morgan. In addition, please provide us with your assessment regarding whether your economic interest in CT Legacy Asset, including your obligation to absorb losses or right to receive benefits, is disproportionately greater than your stated power to direct these activities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief